UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Chindex International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

169467107

(CUSIP Number)

Elyse Beth Silverberg	With a copy to:
Chindex International, Inc.	Jon L. Christianson
4340 East West Highway	Daniel Dusek
Bethesda, MD 20814	Skadden, Arps, Slate, Meagher & Flom LLP
310-215-7777	30/F China World Office 2
No. 1 Jian Guo Men Wai Avenue
Beijing 100004, China
+86 10 6535-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169467107

1.	NAMES OF REPORTING PERSONS Elyse Beth Silverberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(3)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	225,556 (Class A Common Stock) (1) 390,750 (Class B Common Stock) (2)
	8.	SHARED VOTING POWER	6,678(3)(4)
	9.	SOLE DISPOSITIVE POWER	225,556 (Class A Common Stock) (1) 390,750 (Class B Common Stock) (2)
	10.	SHARED DISPOSITIVE POWER	6,678(3)(4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,234 (Class A Common Stock) (1), (3), (4) 390,750 (Class B Common Stock) (2), (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.77%(5)
14.	TYPE OF REPORTING PERSON IN

(1) Number of shares is the number of shares of the Issuer's Class A common stock, par value $0.01 (the “Class A Common Stock”).

(2) Number of shares is the number of shares of the Issuer's Class B common stock, par value $0.01 (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”).  Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(3) Elyse Beth Silverberg is a party to a Support Agreement (as defined and discussed below in Item 4), dated February 17, 2014, with certain other stockholders of the Issuer, which agreement contains, among other things, certain voting agreements and limitations on the sale of Common Stock owned by Ms. Silverberg and other stockholders of the Issuer party thereto.  As a result, Ms. Silverberg may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of Ms. Silverberg and the Separately Filing Persons (as defined in Item 4).  The Separately Filing Persons collectively own 3,484,271 shares of Class A Common Stock and 771,750 shares of Class B Common Stock. Class A Common Stock and Class B Common Stock shares listed as beneficially owned by Ms. Silverberg exclude shares held by any of such other stockholders, in each case as to which Ms. Silverberg disclaims beneficial ownership.

(4) Includes 6,678 shares held in a brokerage account jointly held by Elyse Beth Silverberg.

(5) Indicates percentage voting power represented by beneficial ownership when the Class A Common Stock and Class B Common Stock vote together.  The percentage is based on 16,933,638 shares of Class A Common Stock and 1,162,500 shares of Class B Common Stock issued and outstanding as of the date of the Merger Agreement (as defined in Item 4) provided by the Issuer.  The Class B Common Stock and the Class A Common Stock are substantially identical on a share-for-share basis, except that the holders of Class B Common Stock have six votes per share and the holders of Class A Common Stock have one vote per share on each matter considered by stockholders.

INTRODUCTORY NOTES

This Schedule 13D is filed by Ms. Elyse Beth Silverberg (“Ms. Silverberg”), and represents the initial statement on Schedule 13D filed by Ms. Silverberg with respect to Chindex International, Inc., a Delaware corporation (the “Issuer”).  Ms. Silverberg has previously filed statements on Schedule 13G with respect to the Issuer pursuant to Rule 13d-1(d) of the Exchange Act Rules.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Issuer's Class A common stock, par value $.01 per share (the “Class A Common Stock”), and Class B common stock, par value $.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”).  The Class B Common Stock and the Class A Common Stock are substantially identical on a share-for-share basis, except that the holders of Class B Common Stock have six votes per share and the holders of Class A Common Stock have one vote per share on each matter considered by stockholders.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

The name of the Issuer is Chindex International, Inc.  It is a Delaware corporation and the address of its principal executive offices is 4340 East West Highway, Suite 1100, Bethesda, MD 20814.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Elyse Beth Silverberg.  Ms. Silverberg may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of Ms. Silverberg and the Separately Filing Persons.  It is Ms. Silverberg’s understanding that the Separately Filing Persons (as defined in Item 4) are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

(b) Elyse Beth Silverberg’s business address is 4340 East West Highway, Suite 1100, Bethesda, MD 20814.

(c) Elyse Beth Silverberg is the Executive Vice President and Secretary of Chindex International, Inc., 4340 East West Highway, Suite 1100, Bethesda, MD 20814.

(d) - (e) During the last five years, Elyse Beth Silverberg has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Elyse Beth Silverberg is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.  No Common Stock was purchased by Elyse Beth Silverberg and thus no funds were used by Ms. Silverberg for such purpose.

ITEM 4.	PURPOSE OF TRANSACTION

Merger and Merger Agreement

On February 17, 2014, the Issuer entered into an Agreement and Plan of Merger with Healthy Harmony Holdings, L.P., a Cayman Islands limited partnership (“Merger Parent”), and Healthy Harmony Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Merger Parent (the “Merger Sub”), dated as of that date (the “Merger Agreement”).  Merger Parent is indirectly owned by TPG Asia VI, L.P., a Cayman Islands limited partnership (“TPG”), and, upon the closing, Fosun Industrial Co., Limited (“Fosun”), Ms. Roberta Lipson and other existing stockholders (if any) will also become limited partnership interest holders of Merger Parent. Under the terms of the Merger Agreement, Merger Sub will be merged (the “Merger”) with and into the Issuer, as a result of which the Issuer will continue as the surviving corporation and a wholly-owned subsidiary of Merger Parent.

Under the terms of the Merger Agreement, at the effective time of the Merger each outstanding share of the Issuer’s Common Stock, other than shares owned by Merger Parent, Merger Sub and other affiliates of Merger Parent, including TPG, shares contributed to Merger Parent by rollover stockholders, including Fosun, Ms. Roberta Lipson (the Issuer’s chief executive officer) and her affiliated trusts and any additional rollover stockholders, shares held in the Issuer’s treasury; and shares owned by any stockholders who properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive $19.50 per share in cash without interest (the “Merger Consideration”).  Each option to purchase the Issuer’s Common Stock that is outstanding as of the effective time of the Merger (other than certain options that will be converted into options to acquire Merger Parent equity) will be cancelled in exchange for the right to receive the excess of $19.50 over the exercise price of such option, less applicable taxes required to be withheld. Restricted stock and restricted stock units that are not vested immediately prior to the effective time (other than certain restrict stock and restricted stock units that will be converted into similar equity awards of Merger Parent) shall be fully vested and free of any forfeiture restrictions immediately prior to the effective time, whereupon the shares represented thereby (net of any shares withheld to cover applicable withholding and excise taxes) shall be converted into the right to receive in cash the Merger Consideration per share.

Completion of the transaction is subject to certain conditions, including, among others, the approval by the Issuer’s stockholders, the approval by a majority of the Issuer’s disinterested stockholders, the approval by stockholders of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., which is an affiliate of Fosun, the approval under Chinese anti-monopoly laws and certain other customary closing conditions.  The transaction will be financed through cash contributed by TPG, a combination of cash and equity contributed by Fosun and equity contributed by Ms. Roberta Lipson and her affiliated trusts and other additional rollover stockholders (if any).  The transaction is not subject to a financing condition.

If the transactions contemplated by the Merger Agreement are consummated, the Issuer’s Common Stock will be delisted from NASDAQ and deregistered under the Exchange Act.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete. For the full text of the Merger Agreement, please refer to Exhibit 2.1 to the Form 8-K filed by the Issuer on February 17, 2014.

Support Agreement

In connection with the execution of the Merger Agreement, Ms. Roberta Lipson and her affiliated trusts, Ms. Elyse Beth Silverberg, Mr. Lawrence Pemble and Fosun entered into a Support Agreement, dated February 17, 2014, with Merger Parent and TPG (the “Support Agreement”).  Pursuant to the Support Agreement, the parties agreed, among other things, to vote their respective shares in the Company in favor of the adoption of the Merger Agreement and against any alternative acquisition proposals and to grant Merger Parent a proxy to vote such shares; provided however that parties to the Support Agreement who are current stockholders of the Company are permitted to engage in discussions or negotiations with parties that make alternative acquisition proposals if, and only during such time as, the Company is permitted under the Merger Agreement to have discussions or negotiations with respect to such alternative acquisition proposal.  In addition, under the Support Agreement, Ms. Lipson, her affiliated trusts and Fosun also agreed to contribute certain shares of Common Stock they own to Merger Parent not later than one (1) business day prior to the closing of the Merger in exchange for limited partnership interests of Merger Parent.  Furthermore, Merger Parent, TPG, Ms. Lipson and Fosun agreed to use reasonable best efforts to negotiate and enter into a shareholders agreement concerning the governance of Merger Parent and its subsidiaries after the effective time of the Merger based on a term sheet attached to the Support Agreement, which contemplates that Ms. Lipson will serve as chief executive officer of Merger Parent after the effective time.  The Support Agreement will terminate upon the earliest to occur of (i) solely with respect to the stockholder parties’ voting obligations, the effective time of the Merger, (ii) the date and time the Merger Agreement is terminated in accordance with its terms and provisions and (iii) the effectiveness of a mutual written agreement of the parties hereto to terminate the Support Agreement.

Fosun, Ms. Roberta Lipson, TPG and Mr. Lawrence Pemble are referred to herein as the “Separately Filing Persons.”

The foregoing summary of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, which is listed as an Exhibit to this Schedule 13D and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)- (b) The cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

In addition, pursuant to Section 13(d)(3) of the Exchange Act, Elyse Beth Silverberg may on the basis of the facts described elsewhere herein be considered to be a “group”.  Elyse Beth Silverberg disclaims any membership or participation in a “group” with the Separately Filing Person and further disclaims beneficial ownership of any Common Stock beneficially owned by any such Separately Filing Person.

(c) During the 60 days preceding the filing of this Schedule 13D, Elyse Beth Silverberg has not effected any transactions in the Common Stock of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information under Item 4 is incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Exhibit

7.01
Support Agreement, dated February 17, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. stockholders named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Chindex International, Inc. with the Securities and Exchange Commission on February 18, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2014

/s/	Elyse Beth Silverberg
By:	Elyse Beth Silverberg